Mr. Baer:

As a result of our telephone conversation this morning I have asked Steve Curtis, the Company's Chief Financial Officer - based in the Company's Johannesburg office - to ascertain the status of the preparation of a reply to your letter dated December 12, 2006.  As the responses requested were entirely relating to engineering the responses could not, of course, be prepared by Mr. Curtis and were to be worked on by the Company's senior geological staff in the Johannesburg office.  Hopefully I will have a status report within 1 - 2 days.

With respect to clause1 of the letter - Caledonia has resolved to permanently close the Barbrook Mine and efforts are currently underway to sell it.  I attach a copy of a News Release that Caledonia issued January 17, 2007 describing the situation.

With hindsite it might now be said that Caledonia should perhaps not have included reserve estimates for the Barbrook Mine in its 20-F for the year ended December 31, 2005.

In an earlier telephone conversation you confirmed that any revisions to the 20-F should include the information which Caledonia had as of thte date of the document.  Under the circumstances, it would not appear to be necessary to change the December 31, 2005 20-F - nor would it now be necessary for Caledonia to supply you with information relative to the matters referred to in clause 1 of your letter.  The information in the 20-F was the information the Company had at the date of the document.  At that date the Company's Board believed that Barbrook could be made profitable.   But the December 31, 2006 20-F A/R which is now under preparation will not, of course, claim Barbrook as a material property nor refer to any reserves.

Could you confirm that under the circumstances described above you do not require any further reply to clause 1 of the letter?

Sincerely,

Carl Jonsson

Carl R. Jonsson
Tupper Jonsson & Yeadon
Barristers & Solicitors
An Association of Lawyers and Law Corporations
1710 - 1177 West Hastings Street
Vancouver, B.C. V6E 2L3
Tel: (604) 640-6357
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